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                                May 1, 2001



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549


     Re:  Registration Statement on Form S-1
          File Number 333-34038
          Request for Withdrawal
          ----------------------------------

Ladies and Gentlemen:

     Top Tier Software, Inc. (the "Company") hereby makes application to withdraw its Registration Statement on Form S-1, File Number 333-34038 (the "Form S-1 Registration Statement"), relating to its common stock, par value $0.001 per share (the "Common Stock"), pursuant to Rule 477 under the Securities Act of 1933, as amended. On April 30, 2001, the Company merged with SAP Acquisition Corp. and became a wholly-owned subsidiary of SAP AG, a German stock corporation. No securities have been sold under the Form S-1 Registration Statement and all activity in pursuit of the public offering has been discontinued.

     Accordingly, we request an order granting the withdrawal of the Form S-1 Registration Statement be issued by the Securities and Exchange Commission as soon as possible.
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Securities and Exchange Commission
May 1, 2001
Page 2

     Should you have any questions regarding this matter, please call our attorney, Burke Norton of Wilson Sonsini Goodrich & Rosati, at (650) 493-9300.

                                Very truly yours,

                                Top Tier Software, Inc.


                                By:  /s/ Greg Ayers
                                   ----------------
                                    Greg Ayers
                                    Chief Financial Officer



Cc:  Shai Agassi
     Mark A. Bertelsen
     Burke Norton